Exhibit 99.1

News Release

Stantec Selected to be Lead Electricity Transmission Project Consultant for

$630M Compact in Nepal

Stantec chosen to prepare, design, and supervise construction of one of Nepal’s largest donor-funded energy projects, supporting OMCN/MCA-Nepal in improving electricity supply for millions of consumers

Washington, D.C.; NEW YORK, NY (August 8, 2018) TSX, NYSE:STN

Office of Millennium Challenge Nepal (OMCN), soon to be known as Millennium Challenge Account Nepal (MCA-Nepal), has selected Stantec to provide project preparation and technical supervision services for the high-voltage transmission and substation activities of a large electricity transmission project. This transformational energy project is funded by the Millennium Challenge Corporation (MCC) as the primary component of their $500M (USD) five-year Compact with the Government of Nepal, the agency’s first in South Asia. The Government of Nepal has also contributed an additional $130M (USD) to support the Compact.

The critical infrastructure provided by MCA-Nepal will improve the supply and reliability of electricity for millions of residential and commercial consumers, enhance the provisions of critical social services such as education and health care, and help attract greater private sector investment. The multi-year Compact will see construction of 300 kilometers of 400-kilovolt transmission lines and three new substations spanning an area roughly one-third the length of Nepal. Successful completion of the project will significantly increase Nepal’s power-carrying capacity well beyond its current generation capacity. The new infrastructure will also facilitate cross-border power trading with India by allowing Nepal to export/import surplus electricity during the wet/dry seasons. Lastly, the effort will contribute to the larger objectives outlined in Nepal’s Transmission System Master Plan. The Master Plan is Nepal’s framework to develop energy sector infrastructure through domestic and foreign loans from other countries and investment organizations, developed by the Ministry of Energy, Water Resources and Irrigation.

The MCC is a US government agency working to reduce global poverty through economic growth. Together with OMCN/MCA-Nepal, the host country entity responsible for Compact implementation, MCC has created a targeted investment program to tackle the inadequate supply of electricity, a primary constraint to growth in Nepal.

Stantec’s Washington, DC-based International Development Group (IDG), which has been working on a variety of MCC-funded projects since 2006, will lead the effort, linking their fundamental MCC institutional knowledge and experience with the specialized high-voltage transmission line and substation capabilities of Stantec’s Canadian-based Power group. Together, the teams will build on the extensive experience Stantec has established over the past 20 years in Nepal’s hydropower sector.

Project management is being provided by Stantec teams in Washington, DC and Kathmandu. The project team also includes two notable and distinguished partner firms who are contributing to critical technical, environmental and stakeholder engagement activities. Power Engineers, Inc. is supporting key engineering tasks, and Environmental Resources Management is supporting key environmental, social, and resettlement tasks.

“We are excited to be working with OMCN/MCA-Nepal on a project of such national and regional importance. We have assembled a multi-disciplinary team with a full spectrum of engineering, environmental, and social specialists to tackle the unique challenges of working in Nepal’s mountainous terrain and ensure we can deliver the project in a timely and sustainable manner,” says Loren Labovitch, vice president and director of Stantec’s International Development Group. “This is the essence of designing with community in mind. We look forward to the next several years of collaboration to help strengthen Nepal’s power network, improve quality of life, and promote inclusive economic growth.”

For more information about Stantec’s projects and expertise in international development and energy and resources, visit www.stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 923-6085	Ph: (780) 969-2018
danny.craig@stantec.com	cora.klein@stantec.com

Design with community in mind